Exhibit 99.1

GRUPO TMM COMPANY CONTACT:
Jacinto Marina, Chief Financial Officer
011-525-55-629-8790
(Jacinto.marina@tmm.com.mx)

Brad Skinner, Senior Vice President
Investor Relations
011-525-55-629-8725
(brad.skinner@tmm.com.mx)

Luis Calvillo, Executive Vice President
and Media Relations
011-525-55-629-8758
(luis.calvillo@tmm.com.mx)

AT DRESNER CORPORATE SERVICES:
 Kristine Walczak (general investors, analysts and media)
312-726-3600
(kwalczak@dresnerco.com)

GRUPO TMM, S.A. ANNOUNCES EXTENSION OF EXCHANGE OFFERS AND
CONSENT SOLICITATIONS FOR ITS EXISTING NOTES AND COMPLETION OF
THE SALE OF ITS INTEREST IN ITS PORTS AND TERMINALS DIVISION

Mexico City, May 14, 2003 - Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A) ("Grupo TMM" or the "Company"), announced today that it has extended the expiration date of its previously announced exchange offers and consent solicitations for all of its outstanding 9 1/2 percent Senior Notes due 2003 ("2003 notes") and its 10 1/4 percent Senior Notes due 2006 ("2006 notes") until midnight, New York City time, on May 15, 2003. As of 5:00 p.m., New York City time, on May 13, 2003, approximately 48.66 percent of the outstanding 2003 notes, or $86,065,000 principal amount, had been tendered and not withdrawn, and 86.14 percent of the outstanding 2006 notes, or $172,286,000 principal amount, representing a majority of the 2006 notes, had been tendered and not withdrawn. The exchange offers are conditioned, among other things, on at least 80 percent, or $141,500,000 principal amount, of the 2003 notes being properly tendered prior to the expiration date. As previously disclosed, the Company's 2003 notes mature on May 15, 2003 and the Company does not have sufficient liquidity to pay the 2003 notes at maturity.

The Company also announced today that it has completed the sale of its 51 percent interest in the TMM Ports and Terminals division to an affiliate of its current partner in the division, SSA Mexico. Included in the transaction were the operations currently performed by the division at the ports of Manzanillo, Cozumel, Veracruz and Progreso. Net proceeds from the transaction of approximately $114 million will be used to repurchase receivables sold to a trust under the company's existing Receivables Securitization Facility in an amount of $31.7 million, to repay other indebtedness and for working capital purposes.

In addition, the Company has reached an agreement with one of the holders of certificates under its Receivables Securitization Facility to extend approximately $49.7 million of the certificates until June 30, 2003.

Citigroup Global Markets Inc. is acting as the dealer manager for the exchange offers and consent solicitations.

Headquartered in Mexico City, Grupo TMM is Latin America's largest multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in TFM, which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo. Grupo TMM's web site address is www.grupotmm.com and TFM's web site is www.gtfm.com.mx. Grupo TMM is listed on the New York Stock Exchange under the symbol TMM and Mexico's Bolsa Mexicana de Valores under the symbol TMM A.

The exchange offers and consent solicitations are made solely by the prospectus, the related letter of transmittal and consent, and any amendments or supplements thereto. Copies of the prospectus and transmittal materials can be obtained from Mellon Investor Services LLC, the information agent for the exchange offers and consent solicitations, at the following address:

Mellon Investor Services
44 Wall Street, 7th Floor
New York, NY 10005
(888) 689-1607 (toll free)
(917) 320-6286 (banks and brokers)

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. The exchange offers and consent solicitations are not being made to, nor will tenders be accepted from, or on behalf of, holders of existing notes in any jurisdiction in which the making of the exchange offers and consent solicitations or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where securities, blue sky laws or other laws require the exchange offers and consent solicitations to be made by a licensed broker or dealer, the exchange offers and consent solicitations will be deemed to be made on behalf of Grupo TMM by the dealer manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.